Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, California 92626

April 1, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”) File No. 333-122901
on behalf of the State Street/Ramius Managed Futures Strategy Fund

This letter responds to a request by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as provided orally to the undersigned on March 31, 2015, in connection with the Staff’s review of the proxy materials included in the amended Preliminary Schedule 14A of State Street/Ramius Managed Futures Strategy Fund, a series of Investment Managers Series Trust, filed with the Commission on February 3, 2015. At the Staff’s request, we are filing with this letter copies of the draft trading advisory agreements with each of PGR Capital LLP and QMS Capital Management LP.

*****

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679. Thank you.

Sincerely,

/s/Laurie A. Dee
Laurie A. Dee, Esq.
Morgan, Lewis & Bockius LLP